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                            January 30, 2023

       Brent Bowman
       Chief Financial Officer
       Veeva Systems Inc.
       4280 Hacienda Drive
       Pleasanton, CA 94588

                                                        Re: Veeva Systems Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed March 30,
2022
                                                            Form 10-Q for the
Quarter Ended October 31, 2022
                                                            Filed December 7,
2022
                                                            File No. 001-36121

       Dear Brent Bowman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended October 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 32

   1.                                                   We note that your
Non-GAAP liquidity measure, Net cash provided by operating
                                                        activities on a
non-GAAP basis, includes an adjustment for "Impact of tax legislation."
                                                        Considering that this
adjustment appears to relate to required higher estimated tax payments resulting from
the change in the treatment of research-and-development costs pursuant to the TCJA
("direct cash payments"), please remove this adjustment in future filings. Refer to Item
10(e)(1)(ii)(A) of Regulation S-K.
 Brent Bowman
Veeva Systems Inc.
January 30, 2023
Page 2


Cash Flows from Operating Activities, page 34

2. We note that your cash flows from operating activities for the nine months ended
         October 31, 2022 were reduced as a result of certain provisions in the Tax Cuts and Jobs
         Act of 2017. Additionally, you expected cash flows from operating activities to be substantially less in the fourth quarter. In your Annual Report, please discuss any material tax-related cash requirements arising from commitments or uncertainties in connection with the Tax Cuts and Jobs Act that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, including the relevant time period for such cash requirements as applicable. Refer to Item 303(b)(1)(i) of Regulation
         S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Kathryn
Jacobson, Senior Staff Accountant at (202) 551-3365 with any questions.



FirstName LastNameBrent Bowman                                 Sincerely,
Comapany NameVeeva Systems Inc.
                                                               Division of
Corporation Finance
January 30, 2023 Page 2                                        Office of
Technology
FirstName LastName